FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 30, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

PRESS RELEASE

MTS ANNOUNCES CHANGE TO 2006 REPORTED FINANCIAL RESULTS

MOSCOW, RUSSIAN FEDERATION – MAY 30, 2007 – MOBILE TELESYSTEMS OJSC (“MTS” - NYSE: MBT), THE LARGEST MOBILE PHONE OPERATOR IN RUSSIA AND THE CIS, ANNOUNCES THAT IT WILL RECORD A CHARGE TO NON-OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2006 IN RELATION TO A $170 MILLION PUT OPTION HELD BY NOMIHOLD SECURITIES INC. (“NOMIHOLD”).

As announced previously by the Company, individual shareholders of AFK Sistema, the largest private sector consumer services company in Russia and the CIS and majority shareholder of MTS, have agreed to assist MTS Finance in defending its rights in its on-going dispute with Nomihold. Nomihold is seeking to compel MTS Finance through arbitration proceedings to purchase from Nomihold a 49% stake in Tarino Limited, the former indirect owner of Kyrgyz GSM operator Bitel, for $170 million pursuant to an option agreement. The matter is currently pending, and MTS Finance is vigorously contesting this action and has asked the arbitration tribunal to dismiss Nomihold’s claim. In the event that the arbitration decision regarding the $170 million put option is unfavorable to MTS Finance, shareholders of Sistema have agreed to make a capital contribution to MTS Finance of up to $170 million.

Despite the guarantee, MTS, in agreement with its auditor, believes that it should presently record the charge and include this as a liability for the purposes of its FY 2006 financial statements and disclosure pending resolution of this legal matter. The impact on our financial results for the year ended December 31, 2006, is summarized below, while amended financial statements are attached to this press release.

Balance sheet US$ million	As previously reported As of 31 Dec 2006	As amended As of 31 Dec 2006
Accrued expenses and other current liabilities	954,710	1,124,710
Total current liabilities	1,550,304	1,720,304
Total liabilities	4,607,358	4,777,358
Retained earnings	3,324,367	3,154,367
Total shareholders’ equity	3,921,781	3,751,781

	For the three months ended December 31, 2006		For the year ended December 31, 2006
Statements of operations US$ million	As previously reported	As amended	As previously reported	As amended
Bitel liability and investments write-off	—	320,000	—	320,000
Other expenses / (income)	168,197	18,197	157,830	7,830
Total other expenses, net	206,448	376,448	321,920	491,920
Income before provision for income taxes and minority interest	453,526	283,526	1,835,867	1,665,867
Net income	280,328	110,328	1,245,738	1,075,738
Earnings per share - basic and diluted	0.14	0.06	0.63	0.54

WWW.MTSGSM.COM

Statement of cash flows US$ million	As previously reported for the year ended December 31, 2006	As amended for the year ended December 31, 2006
Net income	1,245,738	1,075,738
Bitel liability and investments write-off	150,000	320,000

***

For further information, please contact:
Mobile TeleSystems, Moscow	Investor
Relations
Tel: +7 495 223 2025
E-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 74.52 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  These forward looking statements include the Company’s belief concerning the $170 million liability for the put option, which amount is the subject of arbitration and may change as a result of the arbitration proceedings. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2006 AND 2005

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005

Net operating revenue
Service revenue and connection fees	$1 781 854	$1 310 202	$6 287 100	$4 942 288
Sales of handsets and accessories	24 008	22 492	97 154	68 730
	1 805 862	1 332 694	6 384 254	5 011 018
Operating expenses
Cost of services	354 567	198 117	1 223 715	732 867
Cost of handsets and accessories	55 647	83 525	209 260	254 606
Sales and marketing expenses	165 404	192 289	607 835	608 092
General and administrative expenses	244 828	206 308	941 047	758 729
Depreciation and amortization	289 190	250 472	1 095 981	907 113
Provision for doubtful accounts	20 085	14 089	84 858	50 407
Other operating expenses	27 332	25 228	87 822	67 173

Net operating income	648 809	362 666	2 133 736	1 632 031

Currency exchange and transaction (gains) / losses	(11 165)	(5 239)	(24 051)	(10 319)

Other expenses / (income):
Interest income	(2 675)	(2 727)	(13 055)	(24 828)
Interest expense	40 926	38 385	177 145	132 474
Bitel liability and investments w/off	320 000	—	320 000	—
Other expenses / (income)	18 197	(8 170)	7 830	(29 150)
Total other expenses, net	376 448	27 488	491 920	78 496

Income before provision for income taxes and minority interest	283 526	340 417	1 665 867	1 563 854

Provision for income taxes	167 220	91 146	576 103	410 590

Minority interest	5 978	6 626	14 026	26 859

Net income	110 328	242 645	1 075 738	1 126 405
Weighted average number of common shares outstanding, in thousands	1 986 034	1 987 084	1 987 610	1 986 820
Earnings per share - basic and diluted	0,06	0,12	0,54	0,57

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005

(Amounts in thousands of U.S. dollars, except share amounts)

	As of December 31,	As of December 31,
	2006	2005
CURRENT ASSETS:
Cash and cash equivalents	$219 989	$78 284
Short-term investments	56 047	28 059
Trade receivables, net	298 479	209 320
Accounts receivable, related parties	8 434	7 661
Inventory and spare parts	196 265	156 660
VAT receivable	339 614	398 021
Prepaid expenses and other current assets	510 291	407 018
Total current assets	1 629 119	1 285 023

PROPERTY, PLANT AND EQUIPMENT	5 297 669	4 482 679

INTANGIBLE ASSETS	1 406 876	1 439 362

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	141 473	107 959

OTHER INVESTMENTS	3 856	150 000

OTHER ASSETS	94 952	80 757

Total assets	8 573 945	7 545 780

CURRENT LIABILITIES
Accounts payable	309 712	363 723
Accrued expenses and other current liabilities	1 124 710	749 600
Accounts payable, related parties	135 256	40 829
Current portion of long-term debt, capital lease obligations	150 626	768 674
Total current liabilities	1 720 304	1 922 826

LONG-TERM LIABILITIES
Long-term debt	2 924 539	2 078 955
Capital lease obligations	3 287	2 928
Deferred income taxes	86 349	158 414
Deferred revenue and other	42 879	57 824
Total long-term liabilities	3 057 054	2 298 121

Total liabilities	4 777 358	4 220 947

COMMITMENTS AND CONTINGENCIES	—	—

MINORITY INTEREST	44 806	30 744

SHAREHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2006 and 2005, 776,550,625 of which are in the form of ADS as of December 31, 2006 and 763,554,870 - as of December 31, 2005)

	50 558	50 558
Treasury stock (15,922,129 and 5,400,486 common shares at cost as of December 31, 2006 and December 31, 2005)	(114 778)	(5 534)
Additional paid-in capital	571 718	568 104
Unearned compensation	—	(1 210)
Shareholder receivable	—	(7 182)
Accumulated other comprehensive income	89 916	50 614
Retained earnings	3 154 367	2 638 739
Total shareholders’ equity	3 751 781	3 294 089

Total liabilities and shareholders’ equity	8 573 945	7 545 780

WWW.MTSGSM.COM

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2006 AND 2005

(Amounts in thousands of U.S. dollars)

	Year ended	Year ended
	December 31, 2006	December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$1 075 738	$1 126 405

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	14 026	26 859
Depreciation and amortization	1 095 981	907 113
Debt issuance cost amortization	25 041	14 347
Amortization of deferred connection fees	(69 822)	(44 207)
Equity in net income of associates	(58 083)	(39 522)
Inventory obsolescence expense	(3 122)	9 112
Provision for doubtful accounts	84 858	50 407
Deferred taxes	(133 027)	(64 959)
Bitel liability and investments write-off	320 000	—
Non-cash expenses associated with stock bonus and stock options	1 675	1 400

Changes in operating assets and liabilities:
Increase in accounts receivable	(174 790)	(86 008)
Increase in inventory	(36 190)	(74 557)
Decrease / (Increase) in prepaid expenses and other current assets	24 268	(157 400)
Decrease / (Increase) in VAT receivable	58 446	(125 186)
Increase in trade accounts payable, accrued liabilities and other current liabilities	164 903	259 806
Net cash provided by operating activities	2 389 902	1 803 610

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(38 188)	(178 917)
Purchases of property, plant and equipment	(1 449 954)	(1 757 980)
Purchases of intangible assets	(272 014)	(423 367)
Purchases of short-term investments	(57 147)	(37 375)
Proceeds from sale of short-term investments	29 159	82 724
Purchase of other investments	(3 856)	(150 000)
Investments in and advances to associates	20 000	12 798
Increase in restricted cash	(18 549)	(6 230)
Net cash used in investing activities	(1 790 549)	(2 458 347)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercised	3 804	4 256
Proceeds from issuance of notes	—	398 944
Repurchase of common stock	(109 899)	—
Notes and debt issuance cost	(20 686)	(59 163)
Capital lease obligation principal paid	(5 815)	(8 129)
Dividends paid	(558 848)	(407 212)
Proceeds from loans	1 284 296	1 012 613
Loan principal paid	(1 064 100)	(491 481)
Payments from Sistema	7 182	11 698
Net cash (used in) / provided by financing activities	(464 066)	461 526

Effect of exchange rate changes on cash and cash equivalents	6 418	(2 656)

NET INCREASE IN CASH AND CASH EQUIVALENTS:	141 705	(195 866)

CASH AND CASH EQUIVALENTS, at beginning of period	78 284	274 150

CASH AND CASH EQUIVALENTS, at end of period	219 989	$78 284

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Leonid Melamed
Name: Leonid Melamed
Title: CEO

Date:        May 30, 2007